UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Quest Group International, Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74836L 108

(CUSIP Number)

Craig A. Davis

967 W. Center

Orem, Utah 84057

Tel. (801) 765-1301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(May 14, 2007)

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74836L 108

1	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Craig A. Davis
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ›
13	Percentage of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN

2

Introductory Statement

This Amendment No. 2 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 8, 2006, which was subsequently amended on October 24, 2006 with respect to shares of common stock of Quest Group International, Inc., a Nevada corporation (the “Company”). On April 29, 2007, the Company issued 63,000,000 shares of common stock. None of these shares were issued to Mr. Davis. As a result, as of such date Mr. Davis owed less than 5% of the total outstanding shares of the Company. On May 14, 2007, Mr. Davis cancelled 1,025,000 shares held by Mr. Davis in consideration for $140,000 which was paid by the Company. As of this date, Mr. Davis owns no common stock of the Company.

Item 5. Interest in Securities of the Issuer

(a)	As of May 14, 2007, Mr. Davis owned beneficially and of record 0 shares of the Company’s common stock, which constitutes approximately 0% of the outstanding common stock.

(b)	Mr. Davis is deemed to have the sole power to vote and to dispose of 0 shares of common stock held in his name.

(c)

Except as described in the Introductory Statement, which discussion is hereby incorporated by reference, Mr. Davis has not engaged in any transactions relating to the Company’s securities during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2007	/s/ Craig A. Davis Craig A. Davis

3